Exhibit 99.1

Press Release

Kornit Digital

12 Ha`Amal St., Afek Park,

Rosh-Ha`Ayin 4809246, Israel

Tel: +972.3.908.5800

www.kornit.com

Investor Contact

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Unveils State-of-the-Art Ink Manufacturing Site

Modern, high production volume facility supports Company’s growth plans and sustainability mission

January 26, 2022, Rosh Ha’ayin, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies, announced today the official opening of its new scalable, state-of-the-art ink manufacturing facility in Kiryat Gat, Israel.

The modern, 11,000-square-meter facility incorporates advanced automation, sophisticated workflows, and innovative technologies for production optimization. The new high-volume production facility is expected to fulfill global demand for Kornit consumables for the next decade.

Recently completed at an estimated investment of $25 million USD, the facility was built in accordance with the highest quality, safety, and security standards, reflecting the Company’s commitment to environmental, social, and governance (ESG) targets embedded in Kornit Digital’s 2020 Impact Report.

“This is a key milestone in our journey to become a $1 billion company by 2026 and will ensure we can support the tremendous growth our customers are experiencing, for many years to come,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “We are proud to lead the charge for a cleaner and more responsive textile industry as we continue to write the operating system for sustainable fashion and textiles on demand.”

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.